Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

May 23, 2014

VIA FEDERAL EXPRESS AND EDGAR

Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quinpario Acquisition Corp. Schedule TO-I Filed May 6, 2014 File No. 005-87586

Dear Ms. Campbell Duru:

On behalf of Quinpario Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 16, 2014(the “Staff Letter”), relating to the above-captioned Schedule TO (the “Schedule TO”) and the offer to purchase filed as an exhibit thereto (the “Offer to Purchase”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule TO.

The Offer is being made concurrently with the Business Combination with Jason. The Company has filed a preliminary proxy statement (the “Preliminary Proxy Statement”), included as Annex A to the Offer to Purchase, that contains information about the Business Combination and Jason. The Company will file Amendment No. 2 to the Preliminary Proxy Statement at such time as Jason’s first quarter 2014 financial statements are available. As discussed with you by telephone, because the Preliminary Proxy Statement is included as an annex to the Offer to Purchase, the Company will file Amendment No. 1 to the Schedule TO simultaneously with Amendment No. 2 to the Preliminary Proxy Statement. Amendment No. 1 to the Schedule TO will include the changes proposed in this letter to address the comments in the Staff Letter, provided such changes are acceptable to the Staff, as well as additional changes to the Preliminary Proxy Statement as a result of updated information and the Staff’s comments on such document.

Securities and Exchange Commission

May 23, 2014

We appreciate the Staff’s willingness to review the Company’s responses to the Staff Letter before the filing of Amendment No. 1 to the Schedule TO.

General

1.
Please revise the disclosure in the Schedule TO and preliminary proxy statement to ensure that each document is consistent with the other and reflects disclosure revisions made to address staff comments on either filing.

The Staff’s comment is duly noted. Amendment No. 1 to the Schedule TO will be revised for consistency with the changes made to the Preliminary Proxy Statement and vice versa.

2.
Given the nexus of the warrant transaction to the proxy solicitation, please file as exhibits to the Schedule TO all soliciting material filed under cover of Schedule 14A that relates to the business combination transaction.

All soliciting materials filed under cover of Schedule 14A will be filed as exhibits to Amendment No. 1 to the Schedule TO as requested.

Summary Term Sheet and Questions & Answers, page 1  What if more than 9,200,000 are tendered..., page 3

3.
Refer to the statement that “[y]our present intention, if the Offer is oversubscribed, is not to purchase more than 9,200,000 Warrants...” (emphasis added). Please advise and confirm your understanding of Exchange Act Rule 13e-4 (f)(1)(ii) and the note thereto.

We advise the Staff that the Company still intends to purchase no more than 9,200,000 Warrants in the Offer.  We confirm the Company’s understanding of the requirements of Exchange Act Rule 13e-4(f)(1)(ii) and the note thereto in the event more than 9,200,000 Warrants are purchased.

Risk Factors, page 7

4.
You caution securityholders to “not... place undue reliance on the forward-looking statements contained in this Offer to Purchase, which speak only as of the date of this Offer to Purchase...” Please revise to confirm the company’s obligations to update the disclosure included in the Offer to Purchase, inclusive of Annex A pursuant to Exchange Act Rule 13e-4(d)(2) and 13e-4(e)(3).

Securities and Exchange Commission

May 23, 2014

We will revise the disclosure in Amendment No. 1 to the Schedule TO to confirm the Company’s obligations to update disclosure pursuant to Rule 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act as requested. We will do so by deleting the first paragraph under the section “Risk Factors” in the Offer to Purchase and replacing it with the following:

“You should carefully consider the following risk factors in addition to the other information included in this Offer to Purchase and the annexes hereto before you decide whether to tender Warrants in the Offer. You also should carefully consider the risk factors relating to the Business Combination and the Purchase Agreement found in the Preliminary Proxy Statement and the risk factors related to our business, results of operations and financial condition prior to the consummation of the Business Combination found in our Annual Report on Form 10-K, filed with the SEC on March 7, 2014. We caution you not to place undue reliance on the forward-looking statements contained in this Offer to Purchase and the annexes hereto, which are subject to such risks factors and speak only as of the date of this Offer to Purchase. However, in accordance with Rule 13e-4 under the Exchange Act, if there are any material changes in the information contained in this Offer to Purchase or the annexes hereto, including in any forward-looking statements, we will disclose the changes promptly to you in a manner reasonably calculated to inform you of the changes.”

Section 6. Conditions of the Offer, page 17

5.
A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification of whether or not the conditions have been satisfied. Your reference to “any action or omission to act” renders the condition incapable of such objective verification. Please revise.

We will revise the disclosure in Amendment No. 1 to the Schedule TO to delete the reference to “any action or omission to act” as requested. We will do so by making the changes set forth under comments 7 and 9.

6.
We refer to disclosure throughout the Offer to Purchase and proxy statement which states the Warrant Offer will not be completed if “...it is reasonably likely to impair or delay the closing of the Business Combination or the receipt of any portion of our proposed Debt Financing...” If this is a stated condition of your offer, revise to include it under this heading. Further, please draft the condition with sufficient specificity to allow for objective verification. We remind you that where a bidder reserves the right to assert the occurrence of offer conditions for reasons that do not appear objectively verifiable, the bidder has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise your disclosure consistent with this comment in the Offer to Purchase and proxy statement.

Securities and Exchange Commission

May 23, 2014

We will revise the disclosure in Amendment No. 1 to the Schedule TO to replace “impair or delay” with “prevent or delay” and to make the condition subject to the exercise of the Company’s reasonable judgment. In addition, the Company will add a condition permitting the Company to terminate the Offer if less than $115.0 million would remain in the Trust Account.

We believe “prevent or delay,” as qualified by our reasonable judgment, is an objectively verifiable condition. While the definition of “impair” is subject to differing interpretation, “prevent” reduces the question to one of causation. The Business Combination or the debt financing would be “prevented or delayed” by the Offer if the Business Combination or debt financing would have closed on a given day “but for” the conduct of the Offer. A determination of causation is one that is made based on objective facts in numerous legal contexts.

For purposes of determining whether the “prevent or delay” condition has been triggered, the Company will evaluate the conditions to the Purchase Agreement and the debt financing commitment, in accordance with the principles of applicable contract law. If the Company believes, in its reasonable judgment, that it is reasonably likely that such conditions would be satisfied or waived as of a given day but for the Offer, the Company will publicly disclose such determination, as well as whether it intends to extend, amend or terminate the Offer.

Based on the foregoing, we will revise the disclosure by making the following changes:

•
deleting the second sentence in the first paragraph under the section “Summary Term Sheet and Questions and Answers—The Offer—Are there any conditions to the Offer?” in the Offer to Purchase and replacing it with the following:

“If (i) the Purchase Agreement is terminated for any reason, (ii) redemptions by the Company’s stockholders (as described in the Proxy Statement) would cause us to maintain less than $115.0 million in the Trust Account at closing of the Business Combination, or (iii) in our reasonable judgment, the Offer would be reasonably likely to prevent or delay the closing of the Business Combination or the ability of the Company or Quinpario Sub to obtain any portion of the debt financing needed to consummate the Business Combination (collectively, the “Business Combination Condition”), we will terminate the Offer and will promptly return any Warrants, at our expense, that were delivered pursuant to the Offer upon the expiration or termination of the Offer.”

; and

•	deleting the second bullet point after the second paragraph in the section entitled “The Offer—Section 6. Conditions of the Offer” in the Offer to Purchase and replacing it with the following:

“•
(i) the Purchase Agreement is terminated for any reason, (ii) redemptions by the Company’s stockholders (as described in the Proxy Statement) would cause us to maintain less than $115.0 million in the Trust Account at closing of the Business Combination, or (iii) in our reasonable judgment, the Offer would be reasonably likely to prevent or delay the closing of the Business Combination or the ability of the Company or Quinpario Sub to obtain any portion of the debt financing needed to consummate the Business Combination, which are sometimes collectively referred to herein as the “Business Combination Condition.””

Securities and Exchange Commission

May 23, 2014

•	inserting the following paragraph after the second bullet point after the second paragraph in the section entitled “The Offer—Section 6. Conditions of the Offer” in the Offer to Purchase:

 “For purposes of determining whether clause (iii) of the Business Combination Condition has been triggered, the Company will evaluate the conditions to the Purchase Agreement and the debt financing commitment, in accordance with the principles of applicable contract law. If the Company believes, in its reasonable judgment, that it is reasonably likely that such conditions would be satisfied or waived as of a given day but for the Offer, the Company will publicly disclose such determination, as well as whether it intends to extend, amend or terminate the Offer.”

•	appending the following three sentences to the third paragraph in the section entitled “The Offer—Section 6. Conditions of the Offer” in the Offer to Purchase:

“The parties to the Purchase Agreement, however, may waive the conditions to closing the Business Combination. Furthermore, the conditions to the Offer are not identical to the conditions to the Business Combination contained in the Purchase Agreement. For these reasons, there may be circumstances under which we could terminate the Offer and not accept any Warrants for payment, but still close the Business Combination with Jason.”

7.
Subparagraph (i) of the first bullet point under this heading is overly broad and does not appear to be qualified by any standard of reasonable judgment or materiality. Please revise the condition to include a materiality standard and to confirm that the bidder’s ability to assert the condition would be pursuant to an exercise of reasonable judgment. Refer generally to Section 14(e).

We will revise the disclosure in Amendment No. 1 to the Schedule TO to include a materiality qualifier and to confirm that the Company’s ability to assert the condition in subparagraph (i) of the first bullet point under “The Offer—Section 6. Conditions of the Offer” is subject to the exercise of its reasonable judgment as requested. We will do so, and revise the disclosure as indicated in response to comment 5, by deleting the first bullet point after the second paragraph in the section entitled “The Offer—Section 6. Conditions of the Offer” in the Offer to Purchase and replacing it with the following:

Securities and Exchange Commission

May 23, 2014

“•
at any time on or after the commencement of the Offer and before the Expiration Date, there has been instituted or is pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that (i) in our reasonable judgment, seeks directly or indirectly to materially delay, restrain or prohibit or otherwise materially adversely affect the making of the Offer or the acquisition of some or all of the Warrants pursuant to the Offer, or (ii) in our reasonable judgment, makes it inadvisable to proceed with the Offer or with acceptance for payment; or”

8.
Please refer to the final paragraph under this heading. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform securityholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

We confirm that the Company understands it must promptly inform Warrant holders how it intends to proceed in the event a condition to termination of the Offer is triggered by events occurring before the Expiration Date.

9.
Please refer to the last sentence of the last paragraph under this heading. Your determinations are subject to securityholders’ right to challenge such determinations in a court of competent jurisdiction. Please revise your disclosure accordingly.

We will revise the disclosure in Amendment No. 1 to the Schedule TO to include a statement that the Company’s determinations are subject to the Warrant holders’ right to challenge such determinations in a court of competent jurisdiction as requested. We will do so, and revise the disclosure as indicated in response to comment 5, by deleting the last paragraph in the section entitled “The Offer—Section 6. Conditions of the Offer” in the Offer to Purchase and replacing it with the following:

 “The conditions referred to above are for our sole benefit with respect to the Offer and may be asserted by us regardless of the circumstances giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our discretion until the Offer shall have expired or been terminated. Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time until the Offer shall have expired or been terminated. However, once the Offer has expired, then all of the conditions to the Offer must have been satisfied or waived. In certain circumstances, if we waive the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties, subject to the Warrant holders’ right to challenge any determination by us in a court of competent jurisdiction. A non-appealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.”

Securities and Exchange Commission

May 23, 2014

Section 8. Source & Amount of Funds

10.
We note that warrants to be purchased in the offer will be funded from proceeds in the trust account. It appears that a condition of your offer is that it not “...impair or delay the closing of the Business Combination or the ability of the Company or Quinpario Sub to obtain any portion of the debt financing needed to consummate the Business Combination...” A condition to the closing of the business combination is that the trust account contain no less than $115 million. Clarify whether these conditions to your offer and the business combination will be triggered based on the total payments due to tendering warrantholders (i.e., after giving effect to share redemptions, if the total dollar amount owed to warrantholders who tender would result in there being less than $115 million in the trust account). Please make corresponding clarifying revisions in the proxy statement.

We will revise the disclosure in Amendment No. 1 to the Schedule TO to clarify that the aggregate Purchase Price will not be deducted from the amount held in the Trust Account in determining whether $115.0 million remains in the Trust Account at the closing of the Business Combination as requested. We will do so by making the change set forth under comment 12. The Company will make corresponding clarifying revisions in the Preliminary Proxy Statement as requested.

11.
Please refer to our prior comment. It would appear that the financing of the offer is not yet certain given that the purchase of any warrants can only occur after satisfaction of conditions related to the business combination. The business combination is conditioned on $115 million remaining in the trust account, which, in certain circumstances, may only occur following the receipt of funds from various parties to the transaction. Please clarify whether the offer is subject to a financing condition or advise us of why this is not necessary. We may have further comment.

We respectfully note that the Offer is not subject to a financing condition. The aggregate Purchase Price for the Warrants will be paid directly from the funds released to the Company from the Trust Account in connection with the Business Combination. The funds so released to the Company will be sufficient to pay the aggregate Purchase Price, because at least $115.0 million must remain in the Trust Account at the closing of the Business Combination. Accordingly, we respectfully believe that no financing condition is necessary. We will revise the disclosure in Amendment No. 1 to the Schedule TO to clarify the foregoing by making the change set forth under comment 12.

Securities and Exchange Commission

May 23, 2014

12.
Refer to Item 1007(b) of Regulation M-A. Clarify further that the funds will not be released unless the business combination condition is met and that accordingly, there are no alternate financing plans.

We will revise the disclosure in Amendment No. 1 to the Schedule TO to clarify that there are no alternate financing plans. We will do so, and revise the disclosure as indicated in response to comments 10 and 11, by inserting following paragraphs after the first paragraph in the section entitled “The Offer—Section 8. Source and Amount of Funds” in the Offer to Purchase:

“It is a condition to closing under the Purchase Agreement that at least $115.0 million remain in the Trust Account at the closing of the Business Combination. The aggregate Purchase Price to be paid to the Warrant holders will not be deducted from the amount held in the Trust Account in determining whether this condition is satisfied or whether clause (ii) of the Business Combination Condition is triggered.”

“There is no financing condition to the Offer and there are no alternate financing plans. This is because (i) the Offer, unless earlier terminated, will be extended until the Business Combination is consummated, (ii) the aggregate Purchase Price for the Warrants will be paid directly from the funds released to the Company from the Trust Account in connection with the Business Combination and (iii) due to the fact that at least $115.0 million must remain in the Trust Account at the closing of the Business Combination, the funds so released to the Company will be sufficient to pay the aggregate Purchase Price.”

Section 11. Important Information Concerning Quinpario, page 25

13.	Please revise to provide the correct dates corresponding to the deadlines for completion of the business combination.

We will revise the disclosure in Amendment No. 1 to the Schedule TO to correct the deadlines as requested, by deleting the first sentence of the fifth paragraph in the section entitled “The Offer— Section 11. Important Information Concerning Quinpario—General” in the Offer to Purchase and replacing it with the following:

“Our deadline to complete an initial business combination may be extended by four months up to two times, from December 14, 2014 to April 14, 2015 and from April 14, 2015 to August 14, 2015.”

Securities and Exchange Commission

May 23, 2014

Annex A: Revised Preliminary Proxy, A-1

Questions and Answers about the Proposals for Stockholders..., page A-19

Do I have redemption rights..., page A-25

14.
We refer to the 20% condition. Please supplementally advise us of how you will make an objectively verifiable determination of whether the condition has been triggered. Do securityholders have the ability to challenge the determination? We may have further comment.

In order to determine whether a stockholder is acting in concert or as a group with another stockholder, the Company will require each public stockholder seeking to exercise redemption rights to certify to the Company whether such stockholder is acting in concert or as a group with any other stockholder. Such certifications, together with any other information relating to stock ownership available to the Company at that time, will be the sole basis on which the Company makes the above-referenced determination.  The Company believes that by having each stockholder provide such a certification, it will remove the possibility for any disputes between the Company and public stockholders with respect to whether such stockholders are acting as a group. However, if the Company determines that a stockholder is acting in concert or as a group with any other stockholder, the Company will notify such stockholder of its determination and offer them an opportunity to dispute such finding. The final determination as to whether a stockholder is acting in concert or as a group with any other stockholder will ultimately be made in good faith by the Company’s board of directors.

If I am a Quinpario warrantholder, can I exercise redemption rights..., page A-26

15.
Please revise your disclosure to disclose the commencement of the tender offer. As referenced in a prior comment, clarify whether the possible depletion of the trust account by up to $6.9 million could result in the termination of the warrant offer.

The Company will revise the disclosure in its Preliminary Proxy Statement as requested.

What will happen if I abstain from voting..., page A-28

16.
On page A-4, you disclose that only shareholders who affirmatively vote for or against the business combination and who properly demand redemption rights may obtain a pro rata portion of the funds held in the trust. However, under this question and on page A-90, you do not reference any such “affirmative vote” precondition to seeking redemption. Please advise or revise to clarify wherever applicable.

The Company will revise the disclosure in its Preliminary Proxy Statement to reference the affirmative vote precondition to seeking redemption as requested.

Securities and Exchange Commission

May 23, 2014

17.
Referencing applicable state law and/or the constitutive documents of the company, please advise us whether the company may disallow redemptions by shareholders who properly demand redemption but who fail or abstain from voting. We may have further comment.

The right of a public stockholder to seek redemption is not set forth under Delaware corporate law – instead, it is solely a feature created for offerings by similarly structured blank check companies to allow public stockholders to get their money back in connection with transactions that they do not wish to be involved in.  Since there are no corporate law rules or requirements as to this type of conversion right, the Company may impose whatever restrictions or limitations on the right to seek redemption that it wishes.  The Company’s view is supported by Section 151 of the Delaware General Corporation Law, which indicates that a company may issue stock with any special rights, qualifications, limitations or restrictions as stated in its certificate of incorporation.

Pursuant to Section 9.3(d) of the Company’s Amended and Restated Certificate of Incorporation, “[t]he exercise by a Public Stockholder of the Redemption Rights shall be conditioned on such Public Stockholder following the specific procedures for redemptions set forth by the Corporation in any applicable tender offer or proxy statement materials sent to the Corporation's Public Stockholders relating to the proposed initial Business Combination.”  Accordingly, the limitation imposed by the Company on a stockholder’s ability to seek redemption rights described above is specifically contemplated by the Company’s Amended and Restated Certificate of Incorporation.

No case law exists relating to this limitation due to the fact that the redemption right is not a right established under Delaware corporate law but instead is a construct found in offerings by these types of blank check companies.  We therefore believe that the requirement to affirmatively vote in favor or against the proposed business combination in order to seek redemption employed by the Company is permissible under Delaware state law.

*   *   *   *  *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:           Paul Berra, Quinpario Acquisition Corp.